02 MAR -8 AM 8:30

March 1, 2002

02015758

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: ERG ~~Limited (the~~ Australia Ltd "Issuer") -
File Number 82-2372

To Whom it May Concern:

On behalf of the Issuer, we enclose filings for ERG Media Release (lodged with the Australian Stock Exchange).

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

Sincerely yours,

MRS

Mark R. Saunders

Enclosure

dlw 3/14

ERG GROUP

TO	Mark Saunders				
AT	Greenburg Traurig				
FAX	0015 1 212 801 6400				
REF	CMP-0014				
FROM	Clare Barrett-Lennard	**DATE**	4 February 2002		
FAX	+61 8 9273 1208	**PHONE**	+61 8 9273 1111	**PAGES**	4
RE	**Australian Stock Exchange Filing**				

Dear Sir

I enclose the following documents lodged with the Australian Stock Exchange (ASX) today:

- Letter to the ASX regarding *Public Launch of San Francisco Transit System*.
- Press Release issued by the Metropolitan Transportation Commission *TransLink® Universal Fare System Ready for Public Debut*

Yours faithfully

for **Clare Barrett-Lennard**
Company Secretary

Filing received by Greenburg Traurig:

Name: ______________________

Date: ______________________

FACSIMILE

FACSIMILE

The contents of this fax are confidential and may only be used or disclosed by the addressee.

Fax 1 300 300 021
Pages 3

ERG
GROUP

4 February 2002

The Listing Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bond Street
Sydney NSW 2000

Dear Sir

Public Launch of San Francisco Transit System

We enclose a copy of a press release recently issued by our customer in San Francisco.

The press release confirms that the Pilot System of the TransLink® electronic fare payment system commenced operation on 1 February 2002. The system incorporates ERG technology throughout and has been implemented by ERG on behalf of Motorola and ERG.

The customer, the Metropolitan Transportation Commission (MTC) of San Francisco, issued the final Revenue Ready Certificate to ERG during January. As a result, operating payments for the system are now flowing to ERG.

Following the pilot period, the MTC and the transit agencies plan to install the system across the whole Bay Area covering approximately 1.6 million users per day.

Yours faithfully

Clare Barrett-Lennard
Company Secretary

c:\data\winword\peter\releases\asxlsmtcfeb02.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ACN 009 112 725 a member of the ERG Group

TransLink® Universal Fare System Ready for Public Debut
01/30/2002

MTC Puts Smart Cards Into 4,300 Volunteers' Hands

OAKLAND, Calif, Jan. 30 – Thousands of Bay Area commuters now have a new card to carry in their wallets or purses -- the TransLink® universal transit-fare card. On Friday, February 1, the Metropolitan Transportation Commission and a half-dozen transit operators will kick off Phase I of a six-month pilot program of the TransLink® electronic fare payment system.

During the public demonstration phase, TransLink® cards will be tested on selected routes and at certain stations of six of the region's largest transit agencies: AC Transit, BART, Caltrain, Golden Gate Transit, San Francisco Muni, and Santa Clara Valley Transportation Authority. In preparation for the public launch, MTC and the TransLink® Customer Service Center earlier this week mailed out TransLink® cards to approximately 4,300 program volunteers. Every card has $3 loaded in TransLink® Electronic Cash (e-cash).

"Ambassadors" from MTC and the participating transit agencies will be stationed at key transit locations around the region during the first business days of the pilot program. The ambassadors will be available to answer questions from customers as needed, troubleshoot problems that might arise, and distribute information about the TransLink® program.

Announced at a late 2001 ceremony keynoted by Federal Transit Administration chief Jennifer Dorn, the public pilot program is a major milestone for TransLink® and a significant step forward in the effort to create a seamless regional transit network. "We're excited that so many Bay Area transit riders will have a chance to experience for themselves the hassle-free fare payment that TransLink® makes possible," said TransLink® project director Russell Driver of MTC.

The six transit systems participating in the TransLink® pilot program offer a sampling of the Bay Area's diverse modal mix, everything from ferries to streetcars to buses to commuter rail. All together, 18 rail stations, 31 bus lines, three ferry terminals, and two light-rail lines have been outfitted with specialized TransLink® card-reader equipment. The 4,300 volunteers who have received the cards were recruited because they routinely travel on these TransLink® equipped routes.

The TransLink® system uses "smart card" technology. Transit riders will use a plastic card embedded with a computer chip that they load with a dollar value, stored rides or monthly passes. They then need only tag the credit-card-sized card – without even having to remove it from their wallets or purses – at an electronic reader device located on transit vehicles, in stations or at fare gates, and the correct fare value will be deducted automatically from the card. TransLink® will factor in a host of variables when calculating fares, including different fare structures for every transit operator, transfers, routes, lengths of trips, time of day and discounts for youth, elderly and disabled riders.

To get ready for the public test, several hundred transit agency employees have been testing the TransLink® card during their regular commutes to and from work in recent months. This smaller-scale "pre-test" gave participating transit agencies and the TransLink® project staff a chance to get some hands-on experience in operating the new fare-collection system before it goes live for the public volunteers this week.

"This is still a pilot project," explained Driver. "The volunteers may occasionally find that some of the equipment is not working correctly, so we're advising them to always be prepared to pay with cash or a ticket or pass." Information sent to the pilot program volunteers includes tips for using the TransLink® on each of the six participating transit agencies.

Participants in the TransLink® pilot program can load value onto their fare cards at self-serve Add Value Machines in transit stations and some 40 retail locations throughout the Bay Area (including select Albertson's, ACE Cash Express, Check Center and News Spot locations), or by calling the TransLink® Customer Service Center. Add Value Machines accept cash, debit cards, and Visa, MasterCard and Discover credit cards. TransLink® users can reload value automatically by subscribing to the TransLink® Autoload Program.

After the success of the pilot program is determined, MTC and the participating agencies plan to install TransLink® equipment on all 21 Bay Area transit systems, which together carry in excess of 1.6 million riders a day.

MTC has contracted with Motorola, Inc. and ERG Limited to implement and operate the TransLink® fare-collection system. MTC is the transportation planning, coordinating and financing agency for the nine-county Bay Area.

/NOTE TO EDITORS: For more information about the TransLink® program, visit the TransLink® Web page at www.translink.org/

/CONTACT: Russell Driver, +1-510-817-3252, or mobile, +1-415-420-5727, or John Goodwin, +1-510-464-7862, both of Metropolitan Transportation Commission/ 16:56 EST

ERG GROUP

TO	Mark Saunders				
AT	Greenburg Traurig				
FAX	0015 1 212 801 6400				
REF	CMP-0014				
FROM	Clare Barrett-Lennard	**DATE**	27 February 2002		
FAX	+61 8 9273 1208	**PHONE**	+61 8 9273 1209	**PAGES**	3
RE	**Australian Stock Exchange Filing**				

Dear Sir

I enclose the following document lodged with the Australian Stock Exchange today:

- Media Release headed "ERG to Report Substantial Loss".

Yours faithfully

Clare Barrett-Lennard
Company Secretary

Filing received by Greenburg Traurig:

Name: ______________________

Date: ______________________

FACSIMILE

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ACN 009 112 725 a member of the ERG Group

DATE	27 February 2002
CONTACT	Shaun Duffy – General Manager Investor Relations
PHONE	+61 8 9273 1879
FAX	+61 8 9273 1208
EMAIL	sduffy@erggroup.com

ERG GROUP

MEDIA RELEASE

ERG to Report Substantial Loss

The Directors of ERG Limited advise that the Company is expected to report a substantial loss for the half-year ended 31 December 2001.

This follows a comprehensive review of the carrying value of ERG's assets, particularly its investments in unlisted companies that have taken up licences of ERG's technology.

The Directors have concluded that although they are confident that these investments will generate substantial returns and cash flow in the future, at this stage it is difficult to measure precisely the future returns from these investments. Accordingly, a reduction in their carrying value has been made. Additionally, during the half-year, ERG reacquired 10 per cent of the shares in PCL. As a result, the profit of approximately $9 million, which ERG previously booked on the disposal of those shares, has been reversed. The balance of the PCL carrying value has been written down to zero.

As a result of these changes, ERG is likely to make one off adjustments in the range of $140 million to $160 million.

Consistent with this policy, the ERG Directors have also decided not to include in ERG's revenue or profits in the half-year the licensing fees it has received which take the form of shares in unlisted companies. The total revenue value of such transactions in the period concerned is approximately $55 million.

It should be noted that all these adjustments are non-cash accounting entries.

Following the adjustments above the loss for the half-year will be in a range of $175 million to $195 million.

The Directors believe that their decision to write-down the value of ERG's holdings in these unlisted companies will permit a more transparent view of the Group's financial structure.

The Company expects to lodge its half-yearly 4B Report with the ASX and ASIC on Monday, 11 March 2002.

–END–

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group

ERG to Report Substantial Loss

BACKGROUND INFORMATION

ERG Group

ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry and technologically advanced smart card systems and services. In 2000/2001, ERG's revenue totalled A$299.9 million. The Group has established market leadership for its integrated multi-application smart card management technology. ERG is an Australian-based company listed on the Australian Stock Exchange and is ranked in the Standard & Poor's–Australian Stock Exchange Top 100 index.

ERG GROUP

TO Mark Saunders

AT Greenberg Traurig

2002 FEB -5 PM 11:52

FAX 0015 1 212 801 6400

REF CMP-0014

FROM Rebecca Greig **DATE** 6 February 2002

FAX +61 8 9273 1208 **PHONE** +61 8 9273 1255 **PAGES** 6

RE **Australian Stock Exchange Filing**

Dear Sir

I enclose the following documents lodged with the Australian Stock Exchange today:

- Open Briefing dated 6 February 200 with ERG's Chief Executive Officer, Peter Fogarty.

Yours faithfully

Rebecca Greig
Assistant Company Secretary

Filing received by Greenberg Traurig:

Name: ______________________

Date: ______________________

FACSIMILE

j:\users\cosec\compliance\cmp-0014\greenburgfax060202.doc

The contents of this fax are confidential and may only be used or disclosed by the addressee.

TO Company Announcements Office
AT Australian Stock Exchange Limited
FAX 1300 300 021
REF CMP-0014
FROM Rebecca Greig **DATE** 6 February 2002
FAX +61 8 9273 1208 **PHONE** +61 8 9273 1255 **PAGES** 5
RE **Announcement**

ERG
GROUP

Dear Sirs

I enclose an Open Briefing dated 6 February 2002 with ERG's Chief Executive Officer, Peter Fogarty.

Yours faithfully

Rebecca Greig
Assistant Company Secretary

FAXED
6 FEB 2002

j:\users\cosec\compliance\cmp-0014\asxfax060201.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ACN 009 112 725 a member of the ERG Group

Attention ASX Company Announcements Platform.
Lodgement of Open Briefing.

ERG GROUP

corporatefile.com.au

ERG Group
247 Balcatta Road
Balcatta WA 6021

Date of Lodgement : 06-Feb-2002

Title : Open Briefing. ERG Group. CEO Updates Current Issues.

corporatefile.com.au
ERG Limited has previously said that in the year ending June 2002 it would have cash inflow of over $200 million. Are you on track to meet these projections and what is the status of new projects, particularly Singapore and San Francisco?

CEO Peter Fogarty
We actually advised the market we had potential cash inflow of about $265 million, of which $180 million to $200 million is high probability. By December 31, 2001 we'd received nearly $120 million from the high probability sources. Of that, approximately $49 million came from the Singapore project and approximately $12 million from San Francisco.

In addition, we completed our $104 million rights issue. Obviously that's not operating cash inflow but it's cash nevertheless. Contrary to market concerns about our financial viability, we are now in a position where we have significant cash in the bank plus undrawn credit lines available.

On the San Francisco project, we recently received the "revenue ready" certificate, which signs off delivery of the project. That was an important milestone for the project, as it's when we are paid most of the money we are due under the contract and when the operating revenue payments start to flow. More significantly, it's an important US milestone, as it is our first reference site in that country.

The Singapore project entered a selective preview phase two weeks ago processing 15,000 transactions per day and will go live to the public in March. Most of the payments due to us have now been made. In both the San Francisco and Singapore projects there are small retention amounts to be received totaling around $16 million to $20 million between them.

There are other contract payments due before June, but our final cash inflow will depend on a number of issues, including the outcome of negotiations to settle the

Melbourne scope creep claim and the refinancing of the Rome project. Many of these issues are sensitive, so it is inappropriate to indicate the specific amounts involved.

corporatefile.com.au
What's the status of the card.etc license fee that your auditors would not allow you to book in 2001 and what's the outlook for license fee income in 2002?

CEO Peter Fogarty
At the time, the auditors took the view they couldn't justify recognising the payment received in equity in card.etc when the company had been in operation for only a short period and was yet to achieve any significant business plan goals. Since then, card.etc has won a sizeable contract for the transit smart card system for the Rhein-Ruhr region. That project is now well progressed and we expect to roll out the first cards before the end of this calendar year. In addition, in the past few months, others have invested in card.etc. It's now well capitalised, so its position has changed.

We can't guarantee when the transaction will be recognised, as the auditors will have to be satisfied in terms of their own criteria. But whatever the outcome, we'll stick to our business plan. We believe we give shareholders a far better long-term return opportunity by taking shareholdings in our licensee companies and we'll continue to do deals along these lines.

You should note that in the case of card.etc, the new parties have invested in the company at EU91 per share, which is higher than the value we sought to take up the transaction in last year's accounts.

corporatefile.com.au
ERG's signing of the Sydney automated ticketing contract has been delayed by legal action. What's the status of this matter?

CEO Peter Fogarty
Firstly, ERG is not a direct party to the action at this stage. The litigation was instigated by one member of the losing consortium, Cubic, and its action is against the Department of Transport and the government in respect of its handling of the tender process. Originally Cubic obtained an injunction preventing the government from signing the contract with us and a hearing is now scheduled for February 18.

In the meantime, the Department of Transport in New South Wales and ourselves are continuing to negotiate the contract terms, and we've made progress in that regard. We hope to be in a position to sign shortly. Regarding the court case, we'll just have to await the outcome.

corporatefile.com.au
What's Motorola's convertible note holding and the holdings of the sub-underwriters following the $104 million rights issue. Is there a stock overhang?

CEO Peter Fogarty
We've been surprised by speculation concerning Motorola's holding. The reality is that Motorola had 18 million convertible notes (equal to 55 million shares). During the rights issue period they converted 4.35 million notes and sold the shares converted. A further 8 million notes were sold to two Australian financial institutions. Motorola retain 5.8 million notes equivalent to 17 million shares. On several occasions that's been a days turnover in our stock, so it's hardly a large overhang.

Motorola has been bid for its remaining 5.8 million notes and has rejected those bids.

corporatefile.com.au
What about the sub underwriters? What was the level of shareholder participation in the rights issue?

CEO Peter Fogarty
The take up by existing shareholders was in the order of 80 to 90 percent and given the post September 11 environment, the underwriters were pleased with the response. The small shortfall was allocated across a group of sub underwriters and has either been sold or held. There's little or no overhang from the rights issue.

corporatefile.com.au
Since the announcement of CFO Michael Slater's resignation on January 21, ERG shares have fallen 20 percent from around 50 cents to 40 cents. What is behind Slater's resignation?

CEO Peter Fogarty
Justifiably, shareholders aren't happy with the share price decline. Neither is management or the board. There has been a lot of mischievous speculation. It has been speculated that Michael left due to a disagreement on accounting treatment or a clash with management. Not surprisingly, that sort of talk is damaging. The speculation and damaging market gossip is totally false. Mike was appointed in August 2001 and his contract had a six-month review period. In January, the two of us reviewed the position and Mike indicated that for personal reasons the role as ERG's CFO wasn't suitable. He has publicly stated that he wanted better balance between work and his family life. We agreed that his contract would not be extended. He made a good contribution while he was with us and I respect fully his decision.

Richard Howson was available to fill the role and it's basically been a seamless transition. Mike made sure all relevant information was passed to Richard and has been available to help us when necessary since his departure. The speculation regarding Mike's departure is false and has no credence whatsoever.

corporatefile.com.au
What does Richard Howson bring to the role of CFO?

CEO Peter Fogarty
Richard joined ERG in the finance area eight years ago. Early on he controlled and implemented new projects including Hong Kong and Melbourne. He quickly became project director. Richard was considered to replace Ian Allen as CFO last year but was entrenched in implementing projects in Singapore, San Francisco and Ventura County in California. At that stage he couldn't take on anything else. Obviously he now has capacity and given his project knowledge he'll do an excellent job.

corporatefile.com.au
ERG's stock market standing has taken a big hit in the past 12 months. What has unhinged sentiment?

CEO Peter Fogarty
We are very aware the perception of the company is poor and our historic reluctance to give forecasts is not helping. But, revenue timing is not easy to predict in our business and some are intolerant of that reality.

We are both a traditional business and an infrastructure business. If we were just an infrastructure stock, the market would readily accept the model. They'd understand negative cash flow short term as we build the business before achieving recurring revenues. Our focus is to put in place the right cost structure going forward so we can continue to win large projects, manage them, deliver them on time and then reap the rewards of recurring revenue. Our aim is to establish a significant recurring revenue stream from infrastructure being established.

Our historic ability to report profits despite the investment in infrastructure has largely been due to licence fee income from the creation of licensing/operating companies that involve large transit, telco or banking partners. Our reliance on licence fees will diminish as recurring revenue increases but we don't expect that to occur until about the 2003 or 2004 financial year. A number of further licensing transactions are currently being negotiated.

We have developed software that clearly is leading edge. What we are doing with Proton in the payments area further strengthens our technology advantage. I recently heard that Visa and Mastercard have announced they're not going ahead with the Mondex trial in Hong Kong. The Octopus system in Hong Kong has been so successful they couldn't compete. The Octopus system is ERG technology.

The share market pushed our price to a very high level pre February 2001 and like most technology stocks we have declined since that time. We remain committed to building recurring revenue but want the market to understand that it takes time to build recurring revenue and produce profits from that revenue.

corporatefile.com.au
Thank you Peter.

For previous Open Briefings by ERG visit www.corporatefile.com.au

For further information on ERG Group visit www.erggroup.com

02 MAR -8

The contents of this fax are confidential and may only be used or disclosed by the addressee.

ERG GROUP

TO	Mark Saunders				
AT	Greenberg Traurig				
FAX	0015 1 212 801 6400				
REF	CMP-0014-01				
FROM	Clare Barrett-Lennard	**DATE**	28 February 2002		
FAX	+61 8 9273 1208	**PHONE**	+61 8 9273 1111	**PAGES**	5
RE	**Australian Stock Exchange Filing**				

2002 FEB 28 AM 7:15

Dear Sir

I enclose the following documents lodged with the Australian Stock Exchange today:

- Document titled "Attention ASX Company Announcements Platform – Lodgement of Open Briefing" from ERG's Chief Executive Officer, Peter Fogarty.

Yours faithfully

Clare Barrett-Lennard
Company Secretary

Filing received by Greenberg Traurig:

Name: ____________________

Date: ____________________

FACSIMILE

j:\users\cesec\compliance\cmp-0014\cmp-0014-01\greenburgfax280202.doc

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/02/2002

TIME: 15:20:22

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Open Briefing ERG Group CEO on Valuations & Losses

The contents of this fax are confidential and may only be used or disclosed by the addressee.

FAXED 28 FEB 2002

ERG GROUP

TO	Company Announcements Office				
AT	Australian Stock Exchange Limited				
FAX	1300 300 021				
REF	CMP-0014-01				
FROM	Clare Barrett-Lennard	**DATE**	28 February 2002		
FAX	+61 8 9273 1208	**PHONE**	+61 8 9273 1879	**PAGES**	4
RE	**Announcement**				

Dear Sirs

I enclose the following:

- Document titled "Attention ASX Company Announcements Platform – Lodgement of Open Briefing" from ERG's Chief Executive Officer, Peter Fogarty.

Yours faithfully

Clare Barrett-Lennard
Company Secretary

FACSIMILE

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\asxfax280202.doc

Attention ASX Company Announcements Platform.
Lodgement of Open Briefing.

ERG GROUP

corporatefile.com.au

ERG Group
247 Balcatta Road
Balcatta WA 6021

Date of Lodgement : 28-Feb-2002

Title : Open Briefing. ERG Group. CEO on Valuations & Losses

corporatefile.com.au
ERG Group Limited yesterday announced its loss for the half-year to December 2001 will range from $175 million to $195 million. The loss will include asset write-downs in the range of $140 million to $160 million. Are you now valuing at zero the licences represented by unlisted shares within ERG's balance sheet?

CEO Peter Fogarty
Yes. But it's important to recognise we've made a provision for the diminution in value, the value hasn't necessarily been written off forever. As the companies, such as Triumphant Launch, PCL, card.etc and ECard, mature their business plans, their value will be more apparent.

Some of the companies are more advanced in their business plans than others and some have reasonable cash reserves. ECard, for instance, has $23 million in the bank. We've been consistent by writing them all down to zero. There shouldn't be any confusion.

I'd like to also make clear that the write downs are non cash accounting entries.

corporatefile.com.au
Why zero?

CEO Peter Fogarty
In this decision, we've strictly followed the principles detailed by our auditors last year. They had question marks over the value of card.etc in Germany even though the company has cash in the bank and powerful shareholders. We're adopting the policy across the board. It seems illogical to us to not include some investments and yet carry other identical type investments in our accounts.

In our opinion, none of the entities are worthless. That obviously appears contradictory given we're writing values down to zero but that's our interpretation of the accounting rules.

Consistent with that decision, we've also decided not to book licence fee revenue of $55 million received in the form of shares in unlisted companies in the December 2001 half year. With the write-downs, the decision not to recognise the income has obviously pushed us into a loss.

We've got to be focussed on running the business and not be distracted by accounting policy. We've been criticised for having accounts that are hard to follow. They'll now be clearer. Longer term, this decision will be seen to have been in shareholders' best interests. Given the negative market reaction, which we expected, some shareholders will have difficulty accepting that today. Hard decisions are usually best. We'll rebuild from here.

The write down is consistent with our plan to give greater clarity to the investment community. In the half year report we hope to demonstrate that our accounts and the presentation of them is significantly clearer than in the past.

corporatefile.com.au
If you continue this policy of not booking licence fee income as revenue when received in the form of shares, is it inevitable ERG will record losses until recurring revenues exceed costs?

CEO Peter Fogarty
No it's not. Our profitability is not simply reliant on the infrastructure part of the business generating recurring revenue. It is certainly an important and growing part of our business, however we continue to win and deliver major transit ticketing systems throughout the world. We see no reason why our historical rate of success in this area will not continue. We have detailed our five core earnings streams in our 2001 annual review and they remain accurate.

corporatefile.com.au
Why are you continuing to take equity in unlisted companies if you're not prepared to book a value on the equity received?

CEO Peter Fogarty
We've always assessed the merits of an equity stake versus a cash payment on a case-by-case basis and that will remain our approach. But, the licencing of our technology and receipt of equity in the licencee companies is, in our view, the best way to maximise shareholder value. If we were to demand a cash payment up front for each licence we'd have no future interest in the business. The upside would be lost. Not surprisingly, as the technology supplier, our partners also want us to be involved.

corporatefile.com.au
How long can you survive without a fresh equity injection given the likelihood of future losses?

CEO Peter Fogarty
We have no intention of going back to the market for fresh equity. We've just completed a rights issue raising $104 million and those funds will assist us in the funding of the acquisition of Proton World. Our expectations regarding cash inflow

haven't changed. We've made several comments to the market and indicated cash inflow of about $200 million this year. In the half-year to December, it was around $120 million. Our 4B, to be lodged with the ASX on 11 March will report a healthy cash position.

We expect to fund our growth by returning capital from our major infrastructure projects or realising a return on the investments we have made in those projects.

corporatefile.com.au
Can you give any guidance on the likely loss in the six months to June?

CEO Peter Fogarty
No. We've always had a policy of not giving forecasts on profitability. The timing of projects is not always in our control and timing has a significant impact. The Sydney project delay is an obvious example.

corporatefile.com.au
What will be the crucial factors in determining outcomes in future periods?

CEO Peter Fogarty
There are a number of factors. Completing the acquisition of Proton World is an important transaction as it ensures we have control of the two most powerful smart card technologies in the world. The acquisition brings in Visa and Amex and major banks as shareholders and will advance the flow of recurring revenue.

Another important event will be the final sign-off of the Sydney contract. We also expect a decision on the Brisbane tender and a finalisation and settlement of the Melbourne claim. All are important milestones in securing a strong position on the eastern coast of Australia.

We also have several contracts pending. I think it's fair to say that there's about three or four to be decided in various parts of the world over the next month or so.

In addition, we've got a number of large ventures with some powerful strategic partners. All are focused on utilising the multi-application smart card, not just the transit aspects. They're not tender related, they're negotiations, and we hope to get one or more concluded in the Americas and Europe before June.

We have a number of opportunities we are working on. We don't have to fund all these projects ourselves and perhaps that's where the market gets confused and concerned about cash flow requirements. Some of these projects will be self-funding and others will have banking partners to fund them.

corporatefile.com.au
Thank you Peter.

For previous Open Briefings by ERG visit www.corporatefile.com.au

For further information on ERG Group visit www.erggroup.com

The contents of this fax are confidential and may only be used or disclosed by the addressee.

2002 FEB 20 AM 7:50

ERG GROUP

TO	Mark Saunders				
AT	Greenberg Traurig				
FAX	0015 1 212 801 6400				
REF	CMP-0014-01				
FROM	Rebecca Greig	**DATE**	20 February 2002		
FAX	+61 8 9273 1208	**PHONE**	+61 8 9273 1255	**PAGES**	28
RE	**Australian Stock Exchange Filing**				

Dear Sir

I enclose a copy of a presentation by ERG's Chief Financial Officer, Richard Howson, to a meeting of analysts in Sydney lodged with the Australian Stock Exchange today.

Yours faithfully

[signature]

Rebecca Greig
Assistant Company Secretary

Filing received by Greenberg Traurig:

Name: ______________________

Date: ______________________

j:\woords\exec\compliance\cmp-0014\cmp-0014-01\greenburgfax200202.doc

The contents of this fax are confidential and may only be used or disclosed by the addressee

FAXED 20 FEB 2002

ERG GROUP

TO	Company Announcements Office
AT	Australian Stock Exchange Limited
FAX	1300 300 021
REF	CMP-0014
FROM	Rebecca Greig
FAX	+61 8 9273 1208
RE	**Announcement**
DATE	20 February 2002
PHONE	+61 8 9273 1255
PAGES	27

Dear Sirs

I enclose a copy of a presentation by ERG's Chief Financial Officer, Richard Howson, to a meeting of analysts in Sydney today.

The presentation will be available on our website at the following address:

http://www.erggroup.com/invst_relations/presentations/index.htm

Yours faithfully

Rebecca Greig
Assistant Company Secretary

FACSIMILE

j:\users\cosec\compliance\cmp-0014\asxfax180202.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ACN 009 112 725 a member of the ERG Group

ERG

GROUP

leader in transit smart card systems

ANALYST BRIEFING

20 FEBRUARY 2002

RICHARD HOWSON

CHIEF FINANCIAL OFFICER

SHAUN DUFFY

GENERAL MANAGER
INVESTOR RELATIONS

ERG

GROUP

first & largest Smart Card system



ERG

GROUP

today's topics

- SYSTEM BUILD AND SUPPLY
- SYSTEM OPERATING PHASE
- FINANCIAL IMPACT

ERG GROUP

AFC customer phases


EXPAND OPCO BUSINESS
INTO WIDE-AREA AND
MULTI-APPLICATION SYSTEMS
OPERATE
MAINTAIN
ADDITIONAL CITY PROJECTS
ADDED TO
EXISTING INFRASTRUCTURE
SYSTEM BUILD
IMPLEMENTATION
INTEGRATION
CONTRACT
NEGOTIATIONS
PREFERRED
PROPONENT
BID

ERG GROUP

today's topics

- SYSTEM BUILD AND SUPPLY
- SYSTEM OPERATING PHASE
- FINANCIAL IMPACT

ERG
GROUP

eg Hong Kong

HONG KONG
CONTACTLESS SMART CARD PROJECT

SYSTEM OVERVIEW


7-11 STORES
New World Telephone
HongKong Telecom
BANKING SYSTEM
ITS CENTRAL SYSTEM
REPORTING
OPERATIONS CONTROL & MANAGEMENT SYSTEM (OCMS)
CARD ISSUER
CARD DISTRIBUTION
SPCC
LDP
PCA
OCP
GAK
AVM
PHOTO
MPR
ACCESS
HPR
W-LAN
DDU
BCP
HCR

ERG GROUP

eg Hong Kong



Hardware:

1 Central System
10 Service Provider Central System
120 Station Computer Systems
25 Bus Depot Systems
5 Pier Systems
1870 Gates
1000 free standing devices
88 Ferry Gates
> 6 000 pairs of Bus Devices
350 Office Card Processors
360 Point of Sales Devices
55 Photo Booths
150 Enquiry Devices
270 Add Value Machines
500 Public Phones
260 Paid Access Devices
1600 Access Devices

ERG
GROUP

eg Hong Kong



Participants:
8 Transit operators
3 Non - transit
Parking meters
Softdrink vending machines
Pubic Libaries
Swimming pools
Retailers

Capacity:
> 10 000 000 txn/d

Coverage:
> 6 000 000 cards in use
> 83% of the economically active population
> 93% transit market share

Usage:
> 6 000 000 cards in use
> 5 000 000 deduction txn/d
> 240 000 reload txn/d

ERG

GROUP

eg Hong Kong



→ HK$ 42mio settled per day

ERG
GROUP

MASS packages structure


Card
Financial
Purse
Participants
Operations
Patron
BUSINESS MANAGEMENT
Device Management
Service
Core Business Processing
Network
Management Infrastructure
System
Security
BUSINESS SUPPORT MANAGEMENT
Devices
User Interfaces
Databases
Comms
Report Smith
Event Scheduler
Security Toolbox
TECHNICAL INFRASTRUCTURE
OPERATING SYSTEM
HARDWARE

ERG
GROUP

project progress s-curve


MASS
(Inception& Elaboration)
Build
(Products,
Integration Testing,
Installation)
Integration
(Integration testing,
Training, Acceptance)
Baseline
eg Singapore

ERG GROUP

project progress s-curve


MASS
(Inception&
Build
(Products
Integratio
Installatio
Earned
Integratio
(Integratio
Training, A

ERG

GROUP

today's topics

- [illegible]
- SYSTEM OPERATING PHASE
- FINANCIAL IMPACT

ERG
GROUP

essential OpCo processes

Business Management

- Business Plan
- Financing
- Contracts Management
- Interfaces
- Marketing

System Management

- Application Management
- System Operations
- System Maintenance
- Configuration Management
- Network Management
- System Security Management
- Device Management
- Disaster Recovery

Settlement

- Data Acquisition
- Data Validation
- Data Processing
- Reporting
- Archiving

Patron Services

- Card Sales
- Card Loading
- General Help Desk
- Queries
- Blocking
- InterNet Services
- Interfaces
- Return of Cards

Card Management

- Card Stock Management
- Card Applications Management
- Card Security Management
- Card Data Base
- Interfaces
- Card Usage Support
- Card Loading

ERG GROUP

OpCo organistional chart


General Manager Operations
Doc/Config Controller
Secretarial Support
IT Manager
System Operations Manager
Marketing/ 3rd-Party Manager
Customer Services/QA Manager
Field Service Manager
Finance & Administration Manager
Network & Systems Administrator
Applications Engineer
Business Operations Analys (AFC
se Administrator/ Webmaster
Business Analyst (Back end)
CSR
Card Fulfillment Supervisor
Card Fulfillment Representative
Workshop Supervisor
Field Service Administrator
Field Service Technician*4
Settlement Accountant*2
Financial Analyst
HR Administrator
Receptionist
Total headcount: 40

ERG
GROUP

'Pre-paid Cards Ltd' model



Manchester

ERG *shareholding*

results equity accounted

ERG *technology licence*

ERG
GROUP

'Translink Service Bureau' model


San Francisco

100% **ERG** *owned*

direct revenue flow to **ERG**

ERG GROUP

global operations


STOCKHOLM
MANCHESTER
BERLIN
BRUSSELS
PARIS
ROME
TORONTO
SAN FRANCISCO
HONG KONG
KUALA LUMPUR
SINGAPORE
SAO PAOLO
PERTH
BRISBANE
SYDNEY
MELBOURNE

approx 350 transit AFC systems

approx 20 mio transactions generated and processed by ERG Systems worldwide

ERG

GROUP

today's topics

- [illegible]
- SYSTEM OPERATING PHASE
- FINANCIAL IMPACT

ERG GROUP

cash profile


Build Phase
Management Focus
to Minimise
Balance Sheet Exposure
Milestone Payments
Additional City Projects and
Non-Transit Applications
Drive Growth
Operate Phase

ERG GROUP

revenue profile


BUILD PHASE
CARD BASE EXPLOITED TO PROVIDE ADDITIONAL FUNCTIONALITY
INCREASING SMART CARD TAKE-UP
OPERATE PHASE

ERG GROUP

earnings profile


BUILD PHASE
RECOGNISED
USING
% OF COMPLETION
MANAGEMENT FOCUS TO
MINIMISE TIME TO
BREAK EVEN
PROFITABILITY IMPROVES DUE TO
CARD VOLUMES AND
FUNCTIONAL GROWTH
OPERATE PHASE

ERG

GROUP

...of a wide area smart card system



CENTRAL BODY
CENTRAL LOADING DEVICES
LOCAL CLEARING HOUSE
SERVICE PROVIDER'S
HEADQAURTER COMPUTER
LOCAL DATA PROCESSOR
DEDUCTION DEVICES
LOCAL LOADING DEVICES
Ticket Office Terminals
Add Value Machines
ERG

ERG
GROUP

[illegible] of a wide area smart card system

1

Central Body

Single autonomous Regional System
- Multi-modal
- Multi-applications

2

Second Regional System.
- Card issued and managed from Central Body.
- Purse can be used across systems.
- Card can be loaded with applications from both systems

3

Additional Regional Systems joining

Systemwide Reload Network



Steps

Impetus grows with size!

ERG
GROUP

leader in transit smart card systems

attention!

